Exhibit 99.1

Investor Contact:	Media Contact:
Garen Sarafian	Katie Savastano
ir@bauschhealth.com	corporate.communications@bauschhealth.com
877-281-6642 (toll-free)	(908) 569-3692

Investor Relations (DURECT Corporation)	Media Contact (DURECT Corporation)
Sandya von der Weid	Michael Fitzhugh
LifeSci Advisors	LifeSci Communications
svonderweid@lifesciadvisors.com	mfitzhugh@lifescicomms.com

Bausch Health to Acquire DURECT Corporation, Strengthening Commitment to Developing

Innovative Solutions for Patients with Liver Disease

•	DURECT’s lead asset, Larsucosterol, is an epigenetic modulator with FDA Breakthrough Therapy Designation

•	Potential to be the first FDA-approved therapeutic option for the treatment of patients with alcoholic hepatitis

•	Proposed acquisition strengthens Bausch Health’s commitment to hepatology and patients suffering with liver disease complications globally

LAVAL, Quebec and CUPERTINO, California, July 29, 2025 – Bausch Health Companies Inc. (NYSE: BHC) (TSX: BHC), a global, diversified pharmaceutical company, and DURECT Corporation (NASDAQ: DRRX) today announced a definitive agreement under which Bausch Health will indirectly acquire DURECT Corporation, including a novel therapeutic molecule, larsucosterol, which can harness the power of epigenetic modulation. Larsucosterol, an endogenous sulfated oxysterol and an epigenetic modulator, has demonstrated promising results for the treatment of alcoholic hepatitis (AH) in Phase 2 trials. Bausch Health’s hepatology development and commercial capabilities are well-suited to support the clinical development and potential commercialization of larsucosterol.

AH is a life-threatening form of alcohol-associated liver disease (ALD), which can occur in individuals who chronically misuse alcohol. It is characterized by severe inflammation and destruction of liver tissue (i.e., necrosis). AH accounted for roughly 164,000 hospital admissions in the U.S. in 2021. There is currently no Food and Drug Administration (FDA) or European Medicines Agency (EMA) approved treatment for AH, and novel therapeutic strategies are needed to improve patient survival.

“This announcement is fundamental progress on our Strategic Priority—Innovation, which is to intensify focus and operating rigor behind R&D and business development and demonstrates our commitment to hepatology and finding new ways to address unmet medical needs, living our purpose of enriching lives through our relentless drive to deliver better health outcomes for patients.” said Thomas J. Appio, Chief Executive Officer, Bausch Health.

“There is a significant unmet need in the treatment of patients with AH given the high mortality rate and that there are no currently approved treatments. We are very excited to add larsucosterol, an asset which has FDA Breakthrough Therapy Designation, to our pipeline, particularly as it builds on our existing expertise within the hepatology space. It is complementary to our ongoing Phase 3 program of soluble solid dispersion of rifaximin (rifaximin SSD) being studied in cirrhotic patients globally,” stated Jonathan Sadeh M.D., M.Sc. as Executive Vice President, Chief Medical Officer and Head of R&D at Bausch Health.

“AH, by our estimates, is responsible for about 100 deaths per day in the US and billions of dollars in healthcare costs,” stated James E. Brown, D.V.M., President and CEO of DURECT. “Since we reported results from our Phase 2b AHFIRM clinical trial for larsucosterol in AH, our primary focus has been advancing larsucosterol towards the completion of clinical development. We chose this transaction with Bausch Health because we believe it provides significant value for our stakeholders, both immediately and in the long term, should larsucosterol be approved and achieve commercial success. We view Bausch Health as the right partner to advance larsucosterol due to their expertise in hepatology, commercial success with Xifaxan and experienced development team. We look forward to the potential impact larsucosterol could have for patients with AH and the medical community that cares for them. Thank you to our team at DURECT and our partners that have helped advance larsucosterol to this point.”

A registrational Phase 3 program to evaluate the safety and efficacy of larsucosterol for the treatment of patients with severe AH is being planned. The trial will be a randomized, double-blind, placebo-controlled, multi-center study. The primary endpoint will be 90-day survival. The trial design will incorporate feedback received from the FDA during a Type B meeting under Breakthrough Therapy Designation as well as learnings from the prior Phase 2b AHFIRM trial in AH.

The acquisition of the clinical development program for larsucosterol in AH compliments the ongoing Bausch Health RED-C clinical program which is designed to assess the efficacy of a next generation therapeutic, rifaximin SSD, to delay onset of first overt hepatic encephalopathy (OHE) hospitalization and all-cause mortality. There are no medications globally approved for the primary prophylaxis and delay in decompensation to first episode of OHE in cirrhosis. Patient enrollment in two global Phase 3, randomized, double-blind, placebo-controlled studies is now complete with efficacy and safety results expected to be announced in early 2026.

“The addition of larsucosterol to our pipeline is a strategic fit with our focus in hepatology and underscores our continued dedication to exploring and identifying new treatments for individuals who are suffering with liver disease and its complications,” stated Aimee Lenar, Executive Vice President of US Pharma at Bausch Health. “We are excited to continue investment in bringing these breakthrough options to market, not just in the US, but also globally.”

Transaction Terms and Financial Considerations

Under the terms of the definitive agreement, a wholly owned subsidiary of Bausch Health will commence a tender offer for all outstanding shares of DURECT Corporation. Under the terms of the definitive agreement, Bausch Health will pay $1.75 per share in an all-cash transaction for an upfront consideration of approximately $63 million at closing, with the potential for two additional net sales milestone payments of up to $350 million in the aggregate (subject to certain adjustments in respect of a retention plan) if the milestone is achieved before the earlier of the 10 year anniversary of the first commercial sale in the United States and December 31, 2045. The purchase price payable at closing represents a premium of approximately 191% to the 30-day volume-weighted average trading price of DURECT’s common stock ended on July 28, 2025, the last trading day before the announcement of the transaction. This upfront consideration represents a premium of approximately 217% to the trading price of DURECT’s common stock ended on July 28, 2025.

The transaction is conditioned on a majority of the outstanding shares of DURECT Corporation’s common stock being tendered into the tender offer and not withdrawn, as well as other customary closing conditions. The transaction is expected to close in the third quarter of 2025. Assuming the closing of the tender offer, Bausch Health will acquire any shares of DURECT not tendered into the tender offer through a merger of a wholly owned subsidiary with and into DURECT for the same per share consideration payable in the tender offer.

Advisors

Centerview Partners LLC is serving as exclusive financial advisor and Sullivan & Cromwell LLP is serving as legal advisor to Bausch Health. Locust Walk is serving as exclusive financial advisor and Orrick, Herington and Sutcliffe LLP is serving as legal advisor to DURECT.

About Bausch Health

Bausch Health Companies Inc. (NYSE: BHC) (TSX: BHC), is a global, diversified pharmaceutical company enriching lives through our relentless drive to deliver better health care outcomes. We develop, manufacture and market a range of products primarily in gastroenterology, hepatology, neurology, dermatology, dentistry, aesthetics, international pharmaceuticals and eye health, through our controlling interest in Bausch + Lomb Corporation. Our ambition is to be a globally integrated healthcare company, trusted and valued by patients, HCPs, employees and investors. Our gastroenterology business, Salix Pharmaceuticals, is one of the largest specialty pharmaceutical businesses in the world and has licensed, developed and marketed innovative products for the treatment of gastrointestinal diseases for more than 30 years. For more information about Salix, visit www.Salix.com and connect with us on Twitter and LinkedIn. For more information about Bausch Health, visit www.bauschhealth.com and connect with us on LinkedIn.

About DURECT Corporation

DURECT Corporation (Nasdaq: DRRX) is a late-stage biopharmaceutical company pioneering the development of epigenetic therapies that target dysregulated DNA methylation to transform the treatment of serious and life-threatening conditions, including acute organ injury. Larsucosterol, DURECT’s lead drug candidate, binds to and inhibits the activity of DNA methyltransferases, epigenetic enzymes that are elevated and associated with hypermethylation found in AH patients. Larsucosterol is in clinical development for the potential treatment of AH, for which the FDA has granted a Fast Track and a Breakthrough Therapy designation; MASH is also being explored. For more information about DURECT, please visit www.durect.com and follow us on X (formerly Twitter) at https://x.com/DURECTCorp.

Forward Looking Statements

This news release may contain forward-looking statements about the proposed transaction with DURECT (the “Transaction”) and the future performance of Bausch Health (Bausch Health and DURECT, collectively, “the Parties”), which may generally be identified by the use of the words “anticipates,” “hopes,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “believes,” “subject to” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results are subject to other risks and uncertainties that relate more broadly to the Parties’ overall businesses, including those more fully described in the Parties’ most recent annual reports on Form 10-K and detailed from time to time in the Parties’ other filings with the U.S. Securities and Exchange Commission and, in the case of Bausch Health, the Canadian Securities Administrators, which factors are incorporated herein by reference. In addition, such risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the consummation of the proposed Transaction; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived; the failure to obtain requisite stockholder approval of DURECT, the effect of the announcement or pendency of the Transaction on Parties’ ability to maintain relationships with customers, suppliers, and other business partners; the impact of the Transaction if consummated on Bausch’s business, financial position and results of operations, including with respect to expectations regarding margin expansion, accretion and deleveraging; and risks relating to potential diversion of management attention away from the Parties’ ongoing business operations. There can be no assurance that the conditions to closing the Transaction will be satisfied or that the tender offer and the Transaction will be consummated. Additional information regarding certain of these material factors and assumptions may be found in the Parties’ filings described above as well as the filings made in connection with the Transaction described below. These forward-looking statements speak only as of the date hereof. The Parties undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

Additional Information

This news release is for information purposes only and not intended to be a recommendation to buy, sell or hold securities and does not constitute an offer for the sale of, or the solicitation of an offer to buy, securities in any jurisdiction, including the United States. At the time the tender offer is commenced, we will file, or will cause to be filed, tender offer materials on Schedule TO with the SEC and DURECT will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, in each case with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY WHEN THEY BECOME AVAILABLE AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials and all other documents filed by, or caused to be filed by, BHC and DURECT with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The tender offer materials and related materials also may be obtained for free (when available) under the “Corporate Governance—SEC Filings” section of our investor website at https://ir.bauschhealth.com/, and the Solicitation/Recommendation Statement and such other documents also may be obtained for free (when available) from DURECT under the “SEC Filings” section of DURECT’s investor website at https://www.durect.com/investors/.